                                                                    EXHIBIT 12.1


                        SECURITY CAPITAL PACIFIC TRUST

          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

                         (Dollar amounts in thousands)
                                  (Unaudited)

                                                                      PTR Historical
                                                   -----------------------------------------------------
                             Archstone     PTR               Twelve months ended December 31,
                             Pro Forma  Pro Forma  -----------------------------------------------------
                              1997(1)    1997(1)   1997(1)    1996     1995     1994     1993     1992
                             ---------------------------------------------------------------------------
Earnings from operations...  $ 81,520   $27,166    $24,686  $ 94,089 $ 81,696  $46,719  $23,191  $ 9,037
Add:
  Interest Expense.........    88,847    62,704     61,153    35,288   19,584   19,442    3,923    3,214
                             ---------------------------------------------------------------------------
Earnings as adjusted.......  $170,367   $89,870    $85,839  $129,377 $101,280  $66,161  $27,114  $12,251
                             ===========================================================================

Combined fixed charges
and preferred share
dividends:
  Interest expense.........  $ 88,847   $62,704    $61,153  $ 35,288 $ 19,584  $19,442  $ 3,923  $ 3,214
  Capitalized interest.....    17,606    17,606     17,606    16,941   11,741    6,029    2,818      989
                             ---------------------------------------------------------------------------
     Total fixed charges...   106,453    80,310     78,759    52,229   31,525   25,471    6,741    4,203
Preferred share dividends..    21,022    19,384     19,384    24,167   21,823   16,100    1,341       --
                             ---------------------------------------------------------------------------
Combined fixed charges and
preferred charges..........  $127,475   $99,694    $98,143  $ 76,396 $ 53,148  $41,571  $ 8,082  $ 4,203
                             ===========================================================================
Ratio of earnings to
combined fixed charges and
preferred share dividends..       1.3       0.9        0.9       1.7      1.9      1.6      3.4      2.9
                             ===========================================================================

(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring the management companies from an affiliate. Accordingly, earnings from operations were insufficient to cover combined fixed charges and preferred share dividends by $12.3 million. Excluding this charge, the ratio of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 1997 for Archstone Pro Forma, PTR Pro Forma, and PTR Historical would be 1.9, 1.6 and 1.6, respectively.